

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2016

Via E-mail
Mr. Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166

> **Re:** **Creative Learning Corporation**
> **Soliciting Material Pursuant to Rule 14a-12**
> **Filed December 16, 2016**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed December 23, 2016**
> **File No. 000-52883**

Dear Mr. Block:

We have reviewed the filings above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Soliciting Material Pursuant to Rule 14a-12

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

    - "… his nominees would likely prevent the Company from prosecuting the Company's lawsuit against him."

- "… there is a significant risk that Mr. Pappas would again engage in the conduct described above, thereby causing further financial and reputational losses to the Company."

<u>Preliminary Proxy Statement on Schedule 14A</u>

2. You have filed your preliminary proxy statement using the EDGAR header tag PRE14A, rather than PREC14A. Please confirm that when you file the definitive proxy statement, you will use the EDGAR header tag DEFC14A to reflect the contested nature of the solicitation.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide supplemental support for these particular statements with your response:

   - "The Board believes that if Mr. Pappas is successful in his attempt to gain control of the Board through his consent solicitation, his director candidates likely will withdraw the Company's lawsuit against him."

   - "Moreover, we believe that there is a significant risk that Mr. Pappas would again engage in the conduct described above (and/or attempt to encourage his director candidates to engage in such conduct) …."

   - "Since Mr. Pappas' departure from the Company, your Board and management have led the Company's successful financial recovery …."

4. Disclosure throughout indicates that Mr. Pappas' consent solicitation is an attempt to take control of the Company without paying shareholders a control premium. We are unaware of any legal requirement that obligates a party to pay a control premium for a proxy or consent solicitation undertaken in compliance with Exchange Act Section 14(a) and Regulation 14A and seeking a shareholder's consent or proxy to elect such party's nominees. Please refrain from creating the impression that a "premium" is legally or otherwise required given the prohibition in Rule 14a-9 with respect to omissions of material fact necessary in order to make the statement not false or misleading in light of the circumstances under which it is made.

5. Please revise to include the information required by Item 5(b)(1)(xi) of Schedule 14A.

6. Please revise to include all the information required by Items 7(b)-(d) and 8 of Schedule 14A.

7. Please revise to clearly mark the consent revocation card as preliminary. See Rule 14a-6(e)(1).

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions